Exhibit 3.2

Amendment to

the Bylaws of

C-COR Incorporated

The Bylaws shall be amended to add a new Section 5-4 to read in its entirety as follows:

5-4 Uncertificated Shares. The Board of Directors may authorize the issuance of uncertificated shares by the Corporation, and may prescribe procedures for the issuance and registration of transfer thereof, and with respect to such other matters relating to uncertificated shares as the Board of Directors may deem appropriate. No such authorization shall affect previously issued and outstanding shares represented by certificates until such certificates shall have been surrendered to the Corporation. Within a reasonable time after the issuance or transfer of any uncertificated shares, the Corporation shall issue or cause to be issued to the holder of such shares a written statement of the information required to be included on stock certificates under Pennsylvania law. Notwithstanding the adoption of any resolution providing for uncertificated shares, each registered holder of stock represented by uncertificated shares shall be entitled, upon request to the custodian of the stock transfer books of the Corporation, or other person designated as the custodian of the records of uncertificated shares, to have physical certificates representing such shares registered in such holder’s name. The rights and obligations of the holders of uncertificated shares and those of certificated shares, of the same class or series, shall be identical.